UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PIERIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

720795103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720795103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

FOOTNOTES

(1)	The shares of common stock reported in this row are held by Soleus Capital Master Fund, L.P. (“Master Fund”). Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

CUSIP NO. 720795103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	The shares of common stock reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

CUSIP NO. 720795103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	The shares of common stock reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

CUSIP NO. 720795103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1)	The shares of common stock reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

Item 1.

(a)	Name of Issuer

Pieris Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

225 Franklin Street, 26th Floor

Boston, MA 02110

Item 2.

(a)	Name of Person(s) Filing

Soleus Capital Master Fund, L.P.

Soleus Capital, LLC

Soleus Capital Group, LLC

Guy Levy

(b)	Address of Principal Business Office or, if none, Residence

Soleus Capital Master Fund, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital Group, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Guy Levy

c/o Soleus Capital Management, L.P

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

(c)	Citizenship

Soleus Capital Master Fund, L.P. – Cayman Islands

Soleus Capital, LLC – Delaware

Soleus Capital Group, LLC—Delaware

Guy Levy – United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

720795103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024	Soleus Capital Master Fund, L.P.

	By:	Soleus Capital, LLC, its General Partner

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 2, 2024	Soleus Capital, LLC

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 2, 2024	Soleus Capital Group, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 2, 2024	/s/ Guy Levy
	Name:	Guy Levy

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

Soleus Capital Master Fund, L.P., a Cayman Islands exempted limited partnership, Soleus Capital, LLC, a Delaware limited liability company, Soleus Capital Group, LLC, a Delaware limited liability company, and Guy Levy, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Joint Filing Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: February 2, 2024	Soleus Capital Master Fund, L.P.

	By:	Soleus Capital, LLC, its General Partner

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 2, 2024	Soleus Capital, LLC

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 2, 2024	Soleus Capital Group, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 2, 2024	/s/ Guy Levy
	Name:	Guy Levy